Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-180903

April 24, 2012

For more information:

Please read the Prospectus relating to the Penseco Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan by visiting Registrar and Transfer Company’s website, www.rtco.com, or by calling (800) 368-5948.

Questions regarding this Plan should be directed to Registrar and Transfer Company at the address and telephone number shown below, or you may call Penseco Financial Services Corporation, Investor Relations Department, at (570) 346-7741 x2352 or (800) 327-0394 x2352.

Plan Administrator

Registrar and Transfer Company

Attn: Dividend Reinvestment Department

10 Commerce Drive

P.O. Box 664

Cranford, New Jersey 07016

(800) 368-5948

Penseco Financial Services Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Penseco Financial Services Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Penseco Financial Services Corporation will arrange to send you the prospectus if you request it by contacting Registrar and Transfer Company, by telephone at (800) 368-5948 or by email at m.luciani@pennsecurity.com.

©2012 Penseco Dividend Reinvestment Brochure 04/12

Penseco Financial Services Corporation (PFNS)	Cusip #709570 10 5

The Penseco Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan allows you, as a registered holder, or your broker or nominee on your behalf, if you are a beneficial holder or street holder of PFNS common stock, the opportunity to have your dividends automatically and conveniently reinvested in additional shares of PFNS common stock. In addition, you may make optional cash payments of a minimum of $100 to a maximum of $30,000 per quarter to purchase additional shares, provided we continue these optional cash payments in the future. The Plan is completely voluntary, and you may terminate your participation at any time. If your shares are held at a brokerage firm, or in street name, you must contact your broker to enroll in the Plan.

What Are the Benefits?

Brokerage Commissions

Initially and upon implementation of the Plan, brokerage commissions will be paid by Penseco Financial Services Corporation in connection with purchases made under the Plan, subject to change at our discretion.

Flexibility

Each quarter you have the option of investing additional cash or automatic bank withdrawals, subject to minimum and maximum amounts, for the purchase of additional shares of PFNS common stock, provided we continue this feature in the future.

Convenience

Shares purchased for you are held in safekeeping by the Plan Administrator, unless you request to have a certificate for whole shares issued to you.

Recordkeeping

As soon as practicable after each Investment Date, each participant will receive an account statement from the Plan Administrator. These statements are the participant’s continuing record of the purchase price of the shares of PFNS common stock acquired and the number of shares acquired, and should be retained for tax purposes.

Sale of Stock

The Plan now allows for the sale of shares acquired through the Plan directly by the Plan Administrator if the Plan Participant so chooses.

Stock Price

Shares of common stock issued under the Plan, at the election of our board of directors, may be purchased at a discount to the market price as determined under the Plan. As of the implementation date of the Plan, there are no discounts currently available.

Dividend Reinvestment

A participant may have dividends reinvested with respect to all or as little as 10 percent of the shares of PFNS common stock registered in that shareholder’s name, subject to the one share minimum.

Full Investment of Funds

Your funds are invested in whole and fractional shares, on which additional dividends are paid and invested for you.

Strength You Can Bank On